UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland
Tel: +41-61-324-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               Third-party tender offer subject to Rule 14d-1.

☐                 Issuer tender offer subject to Rule 13e-4.

☐                 Going-private transaction subject to Rule 13e-3.

☐                 Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CONFIDENTIAL

January 24, 2011

Dear Colleagues;

Today we announced that Genoptix and Novartis have entered into an agreement for the acquisition of Genoptix by Novartis. As stated in our press releases, Novartis will commence an all cash tender offer for all outstanding shares of Genoptix. We expect the acquisition to close in the first half of 2011 and, after a successful close, we can begin our exciting work together.

Novartis and Genoptix believe that Genoptix is an excellent fit with Novartis Molecular Diagnostics (MDx), and the roles you play will only become more important once the acquisition closes.  Genoptix is widely recognized for being an innovative leader in improving health outcomes.  In turn, we’re confident that you’ll find Novartis is a dynamic healthcare company with a long and proud history and an equally exciting future.

During our deal discussions, it became clear that our organizations have much in common. Most importantly, we share a deep commitment to transforming the standard of care.  We’ll work together to plan our future, and upon the successful closing of the acquisition, we are confident that by acting as one team, we will be able to do great things to enhance value for patients, clinicians, payors, and society.

For now, we would like to invite you to join us for an informal town meeting during which we will share more information about Novartis MDx. We are particularly pleased to be joined by Tony Rosenberg, Head of Partnering and Emerging Businesses for Novartis Pharmaceuticals.

The meeting will be held at 10:00 a.m. Pacific Time on Wednesday, January 26, 2011, at the 2105 Rutherford Rd. building and, for the sales team, will be accessible by teleconference.  We look forward to seeing you.

Best regards,

/s/ Tina S. Nova, Ph.D.	/s/ Mike Nohaile

Tina S. Nova, Ph.D.	Mike Nohaile

President and Chief Executive Officer	Head of Novartis MDx

Genoptix, Inc.

Important Information and Where To Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The offer to buy shares of Genoptix, Inc. common stock described in this announcement has not yet commenced.  At the time the tender offer is commenced, Novartis will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC) and Genoptix will file a solicitation/recommendation statement on Schedule 14D-9. Genoptix stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.

Safe Harbor for Forward-Looking Statements

The foregoing announcement contains forward-looking statements that can be identified by terminology such as “will”, “expect”, “plans”, “enhance”, “future”, “may”, “should”  or similar expressions, or by express or implied discussions regarding the potential impact on Novartis or Genoptix of the proposed transaction, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Genoptix and any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. No one should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Genoptix will achieve any particular future financial results or future growth rates or that Novartis or Genoptix will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed transaction.  In particular, Novartis’ or Genoptix’ management expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; disruption from the transaction making it more difficult to maintain relationships with customers or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to Novartis’ or Genoptix’ assets and liabilities as recorded in their respective consolidated balance sheets; and other risks and factors referred to in (i) Novartis AG’s current Form 20-F and its subsequent filings with the SEC or (ii) Genoptix’ current Form 10-K, its most recent Form 10-Q and its subsequent filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis and Genoptix are providing the information in this announcement as of this date and do not undertake any obligation to update any forward-looking statements contained in this announcement as a result of new information, future events or otherwise.